Exhibit 14.1

PENTAIR

CODE OF BUSINESS CONDUCT AND ETHICS

Win Right.

GUIDE

CONTENTS

MESSAGE FROM CHAIRMAN AND CEO	3

OUR COMMITMENT TO ETHICS AT PENTAIR	4
A. Application of the Code of Business Conduct and Ethics

ASKING FOR HELP AND RAISING CONCERNS	6
A. Speak Up and Ask for Help
B. Non-Retaliation and Confidentiality

PROMOTING A POSITIVE
WORKPLACE AND RESPECTING OTHERS	8
A. Valuing Diversity and Promoting Inclusion
B. Preventing Harassment
C. Our Responsibilities to Our Communities

PROTECTING OUR EMPLOYEES
AND THE ENVIRONMENT: ZERO HARM	10
A. Commitment to a Safe Workplace
B. Respecting the Environment
C. Product Quality and Product Safety

CONFLICTS OF INTEREST	12
A. Outside Employment
B. Family and Personal Relationships
C. Financial Interests

GIFTS AND BUSINESS ENTERTAINMENT	14
A. Giving and Accepting Gifts
B. Business Entertainment
C. Providing Gifts and Entertainment to Government Officials

DOING BUSINESS WITH INTEGRITY	16
A. Anti-Bribery
B. Fair Competition
C. International Trade

FINANCIAL INTEGRITY	20
A. Fraud
B. Financial Accounting, Recordkeeping and Reporting
C. Buying and Selling Stock—Insider Trading

PROTECTING AND MANAGING COMPANY
PROPERTY, INFORMATION AND RECORDS	22
A. Physical Assets and Communication Systems
B. Proprietary Information and Intellectual Property
C. Records Management
D. Data Privacy

COMMUNICATIONS WITH MEDIA,
INVESTORS AND THE PUBLIC	24
A. Communications with the Media
B. Communications with the Investment Community
C. Social Media and Communications with the Public

CONCLUSION	26

SPEAK UP RESOURCES	26

Win Right.

A MESSAGE FROM

CHAIRMAN AND CEO

Dear Pentair Colleagues,

As a company, Pentair is deeply rooted in its Win Right philosophy, meaning we are committed to honest and ethical business practices that fuel our success and value as a corporation. Win Right embodies our drive to achieve and our dedication to Pentair’s values of Performance Excellence; Accountability; Respect and Teamwork; and Absolute Integrity.

Our Win Right philosophy stems from Pentair’s long-standing Code of Business Conduct and Ethics which originated in the 1970s and still continues governing how we manage and operate our businesses. The Code defines how each of us must interact with customers, business partners, investors and each other.

Every Pentair employee at every level must commit to upholding these guiding principles and share in the responsibility for making integrity a vital part of our daily business activities.

By maintaining the highest level of corporate integrity through open, honest and fair dealings, we will succeed as a company by earning trust for ourselves and our products.

We all have an obligation to understand and comply with the Code. Once you have read the Code, you should have a better understanding of your individual

“Our Win Right philosophy stems from Pentair’s long-standing Code of Business Conduct and Ethics, which originated in the 1970s and still continues governing how we manage and operate our businesses.”

responsibility to comply with regulations and policies that affect our businesses, as well as the resources available to you to raise any concerns you may have.

By embracing the Code, we are ensuring that Pentair will be an even stronger and more successful company throughout the world.

Thanks for your leadership.

Randall J. Hogan

Chairman and Chief Executive Officer Pentair

Win Right.

OUR COMMITMENT TO ETHICS

AT PENTAIR

At Pentair, success alone is not enough. We seek to Win Right by adhering to the practices of our values, which is at the heart of all we do. Our values define not just what Pentair does, but also why and how. Our values are:

•	Dedication to performance excellence

•	Acting with accountability

•	Promoting respect and teamwork

•	Commitment to absolute integrity

This commitment inspires us and defines us. We win, but only the right way.

Our Code of Business Conduct and Ethics, together with our business-specific policies, defines what is expected of each of us in our locations around the world. In everything we do, we must strive to act with honesty, fairness and integrity and to obey the laws and regulations wherever we operate. Regardless of our position within the company, we share equal accountability for:

•	Conducting business with integrity, preserving our strong reputation and expanding our leadership in the marketplace.
•	Fostering an inclusive culture in which we all feel respected and have the opportunity to reach our full potential.

•	Providing a healthy and safe work environment and complying with applicable environmental laws and regulations wherever we operate around the world.

•	Contributing to the sustainability of the communities in which we live and work.

Our role begins with Pentair’s Win Right philosophy and our Code of Business Conduct and Ethics. We are obligated to act. If an issue raises a question in your mind, you have the responsibility to Speak Up. Pentair will treat your report as confidentially as possible and will protect you from retaliation.

The truth is that everyone—shareholders, customers, suppliers, regulators, employees, consultants and community partners—watches what we say and do. Our message about the importance of ethics, integrity and compliance must be perfectly clear, and our actions must conform to our message. With each of us embracing the commitment to conduct business in accordance with our ‘Win Right” philosophy, we are making Pentair a better company.

Win Right.

APPLICATION OF THE PENTAIR

CODE OF BUSINESS CONDUCT AND ETHICS

At Pentair, we are all governed by Win Right which focuses on a core set of values—Performance Excellence, Accountability; Respect and Teamwork; and Absolute Integrity. All of us, regardless of where we conduct business, are expected to incorporate these values into our daily work activities and abide by the principles outlined in the Code.

As a global company incorporated in Ireland, publicly traded on the New York Stock Exchange (NYSE:PNR), and with businesses operating all over the world, there are international laws, regulations and global standards that apply to all of us. In addition to these international laws and standards, we are committed to following the local laws of each country where we do business. Where local laws may conflict with our principles, you should seek input from the legal department.

The Pentair Code of Business Conduct and Ethics applies to all employees, part-time employees, contractors, executives and our board of directors. The information within the Code is supplemented by any corporate, business or regional policies related to the content discussed within the Code. The Code offers general guidelines only and is subject to local law. It is not intended to be all inclusive.

As an employee of Pentair, you will be asked to sign a commitment statement that you have read and understand the Pentair Code of Business Conduct and Ethics and that you will act in full compliance with the Code.

Win Right.

ASKING FOR HELP

AND RAISING CONCERNS

Pentair is committed to creating an environment where employees feel comfortable and are encouraged to Speak Up, ask for help and raise concerns. Open communication contributes to a transparent, collaborative and honest working environment. With employee openness, Pentair can quickly address issues when they arise.

A. SPEAK UP AND ASK FOR HELP!

Whenever any of us observes or suspects something improper or unethical, we have an obligation to take action and to Speak Up. But how do we know when to Speak Up or if an action or behavior is inappropriate? The following six questions provide simple guidelines for making these judgments. If you cannot answer yes to all of these questions, you should Speak Up and ask for help!

1.	Is the action consistent with this Code of Business Conduct and Ethics?

2.	Is the action consistent with Pentair’s vision of Win Right?

3.	Is the action legal?

4.	Would I be comfortable if this decision or action was made public?

5.	Would I want it done to me?

6.	Would the actions be perceived positively by my family, peers, employees, and Pentair shareholders?

When you Speak Up, you provide our company with information that is necessary to remedy a potentially harmful situation. While you may be reluctant to get involved, failure to report a concern could have substantial consequences. It could result in financial or reputational damage to Pentair, employee injury and, in some cases, termination or criminal action against an employee or the company.

So when in doubt, Speak Up!

“When you Speak Up, you provide our company with information that is necessary to remedy a potentially harmful situation.”

Win Right.

B. NON-RETALIATION AND CONFIDENTIALITY

We will not tolerate retaliation in any form against employees for raising concerns or making good-faith reports about possible breaches of law, policy or ethical violations. All Pentair employees are encouraged to Speak Up, seek guidance and report any actions that could potentially harm our employees, our company, our shareholders or our reputation. Pentair will take all steps possible to ensure that every report is handled confidentially. All reports of violations will be taken seriously and addressed promptly.

For more information, see our Non-Retaliation policy.

“If you have seen something you believe is wrong, Speak Up. Pentair will treat your report as confidentially as possible and will protect you from retaliation.”

Win Right.

PROMOTING A POSITIVE WORKPLACE

AND RESPECTING OTHERS

We are committed to ensuring a positive, diverse and inclusive work environment where all employees treat one another with dignity and respect. We do not tolerate discriminating behavior or harassment in our workplace.

A. VALUING DIVERSITY AND PROMOTING INCLUSION

We value diversity in our workforce, supplier base and customers. As a global company, we believe that diversity contributes to the success of our business. We value the unique contributions of individuals with varying backgrounds and experiences. We believe an inclusive culture allows our employees to contribute their best.

Pentair is committed to equal opportunity and fair treatment for all. The company prohibits discrimination on the basis of age, race, disability, ethnicity, marital or family status, national origin, religion, gender, sexual orientation, veteran status, genetic information, gender identity, medical condition or any other characteristic protected by law. This principle extends to all decisions relating to recruitment, hiring, training, placement, advancement, compensation, benefits, and termination.

B. PREVENTING HARASSMENT

Acts of harassment will not be tolerated. This includes any conduct or statements made on the basis of protected status that are intimidating, hostile, or abusive.

Examples of harassment include:

•	Unwelcome conduct—whether verbal, physical or visual, and whether committed in person or some other way (e.g., via e-mail)—that is based on a person’s protected status. Protected status includes, but is not limited to, race, color, religion, gender, age, national origin, disability, sexual orientation, genetic information, and veteran status

•	Racial, ethnic, religious, or sexual jokes

•	Abusive language, intimidation, undermining or deliberately impeding a person’s work.

•	Physical aggression or other acts related to violence, including intimidation, bullying, stalking or threatening comments

•	Unwelcome sexual advances or requests for sexual favors

•	Any other actions that unreasonably disrupt or interfere with an employee’s work performance

Our Harassment-Free Workplace policy applies to all Pentair employees and contractors, plus anyone who does business with Pentair, including business partners, customers and suppliers. This policy also applies to work-related settings and activities outside of the workplace.

Win Right.

C. OUR RESPONSIBILITY TO OUR COMMUNITIES

As Pentair employees, we must make socially responsible decisions and do what’s right for our global communities. In addition to our commitment to diversity, fair treatment and equal opportunity, we strive to be good corporate citizens. Pentair expects this same commitment from our business partners, customers and suppliers. Some principles we follow to demonstrate good corporate citizenship include:

•    Providing clean and safe working conditions

•    Providing fair wages and benefits according to local laws and practices

•    Not tolerating human rights abuses including, but not limited to, child labor

•    Giving priority to business partners, suppliers and contractors who share Pentair’s commitment to socially responsible business practices

For more information see our Harassment-Free policy and the Pentair Supplier Code of Conduct.

Win Right.

PROTECTING OUR EMPLOYEES AND THE ENVIRONMENT

Pentair’s vision is to achieve zero harm to our employees and the environment by engaging in responsible business practices. We comply with applicable environment, health and safety laws, permits and requirements wherever we work. Where we feel the laws are not sufficiently protective, we may apply higher standards.

A. COMMITMENT TO A SAFE WORKPLACE

We are committed to preventing work-place injuries with the goal that all of us will leave work in the same healthy, uninjured condition as we arrived. We all have a responsibility to prevent injury and illness in the workplace by following these guidelines:

•   Put safety first. If you see any potentially unsafe situations, Speak Up by immediately telling your supervisor.

•   Always follow your business unit’s established safety practices.

•   Watch out for the safety of your colleagues—tell them if they are doing something unsafe.

•   Maintain an environment free of illegal or controlled substances that could impair judgment on the job.

•   Maintain an environment that is free of weapons or potentially dangerous devices.

Pentair will investigate all incidents, injuries and near misses with the objective that permanent corrective actions are implemented and the root cause is never repeated.

Win Right.

B. RESPECTING THE ENVIRONMENT

We seek to eliminate harmful environmental impacts by minimizing our emissions, waste and water usage. Our vision is to achieve zero harm to the environment by engaging in responsible business practices.

C. PRODUCT QUALITY AND PRODUCT SAFETY

Pentair seeks the highest product quality, safety and performance at all times. Our business, reputation and success depend on our commitment to compliance with government and industry standards.

For this reason, all records regarding quality matters must be accurate and complete. If you suspect or become aware of a product quality or safety issue, Speak Up.

Q&A

Q: My manufacturing facility has a major order to fulfill. We are running at 100% capacity and are under a great deal of pressure to get the shipment out. One of the plant machines seems to be operating incorrectly and may not be safe, but if we shut down the machine, we will miss the shipment deadline. What should I do?

A: **Speak Up**. You need to immediately report the issue to a supervisor and ensure the equipment is safe prior to continuing production. Safety always comes first!

Q: One of my colleagues just learned that his position is being eliminated and he seems very angry about it. In fact, I've heard him making comments that sound like threats against the company. What should I do?

A: No threats against our company or an employee should be ignored or go unreported. If you feel that your colleague is making threats, or if you witness any violent behavior, you should **Speak Up**. Contact your local Environmental, Health & Safety team or Human Resources. If those people are unavailable or non-responsive, reach out to a contact listed within the **Speak Up** Resources section (pg. 26). If the situation escalates and involves an immediate or urgent threat of harm, you should contact local law enforcement officials.

Win Right.

CONFLICTS

OF INTEREST

Every day, many of us work with suppliers, customers and others who do business with Pentair. It’s important that each decision, and any related action, be based on the needs of the company—not on personal interests or relationships. It is essential that we avoid even the appearance of conflicts between our personal interests and those of the company.

Most conflicts of interest can either be avoided entirely or be resolved easily if they are properly disclosed to Pentair. If you are ever in doubt about whether an activity may create a conflict of interest, please Speak Up and seek guidance from your manager or Human Resources. The company will work with you to determine the appropriate course of action.

A. OUTSIDE EMPLOYMENT

Although in some cases it may be acceptable for you to work outside of Pentair, such employment must never interfere with your responsibilities to our company. Outside work must not involve a Pentair competitor. Nor should it involve the use of Pentair tools, vehicles or other Pentair property (including but not limited to computers, software and customer information). If you are considering outside employment with a Pentair business partner (such as a supplier or a customer), you need prior approval from your manager.

Win Right.

B. FAMILY AND PERSONAL RELATIONSHIPS

You should never hire, supervise or have influence over a family member or close personal relation within the company unless prior approval is explicitly provided by Pentair management. If you have a family member who has a third-party relationship with Pentair (as a vendor or customer, for example), you must disclose this information to the company. Additionally, you must disclose if a family member is employed by a third party, is on its board of directors or is a shareholder or significant investor of a company doing business with Pentair.

C. FINANCIAL INVESTMENTS

If you or an immediate family member have any significant financial interest in a Pentair supplier, customer consultant or competitor, you must notify your local Human Resources department and disclose the information through the proper reporting channels.

For more information, see our Conflicts of Interest, Gifts and Business Entertainment policy.

“If you are ever in doubt about whether an activity may create a conflict of interest, please Speak Up and seek guidance from your manager or Human Resources.”

Win Right.

GIFTS AND

BUSINESS ENTERTAINMENT

While customs and practices can vary among cultures, sharing modest gifts and entertainment is often an important way of creating goodwill and establishing trust in business relationships. All of us have a responsibility to make sure that our business gifts and entertainment practices are reasonable and consistent with Pentair policies, industry codes and local laws.

A. GIVING AND ACCEPTING GIFTS

Lavish spending on business gifts is unacceptable. It can create the perception that we are trying to obtain or give favorable business decisions by providing individuals with personal benefits. Whether we are the giver or recipient, to ensure we do not create a perception of impropriety, gifts and entertainment must be:

•	Infrequent and not excessive in value

•	Directly related to building customer or supplier relationships

•	Never in cash

•	Never tied to a potential contract or business tender

•	Logo items whenever possible

•	Reported in accordance with our Conflicts of Interest, Gifts and Business Entertainment policy

Please see the Conflicts of Interest, Gifts and Business Entertainment policy for specific monetary limits for giving and receiving gifts. All gifts over the limits specified in this policy must be reported at www.PentairEthics.com for pre-approval.

Win Right.

“All of us have a responsibility to make sure that our business gifts and entertainment practices are reasonable and consistent with Pentair policies, industry codes and local laws.”

B. BUSINESS ENTERTAINMENT

Modest and appropriate meals and entertainment may be accepted or provided by Pentair employees if the primary purpose of the meal or entertainment is business-related. The employee, as well as the customer, supplier, contractor or partner, must be present; otherwise, the meal or entertainment must be treated as a gift.

If you provide gifts, meals or entertainment, you must ensure that your expense reports and records accurately reflect the associated cost.

C. PROVIDING GIFTS AND ENTERTAINMENT TO GOVERNMENT OFFICIALS

Dealing with government officials requires special attention. Under no circumstances may Pentair employees offer gifts, meals or entertainment to any government official without proper authorization, as outlined within our anti-bribery policy and related procedures.

For more information, see our Conflicts of Interest, Gifts and Business Entertainment policy.

Win Right.

DOING BUSINESS

WITH INTEGRITY

Pentair’s reputation depends on doing business honestly. We forbid bribery, believe in fair competition and respect the laws of international trade. Through our commitment to the highest standards of integrity, we safeguard our company assets.

A. ANTI-BRIBERY

At Pentair, we compete solely on the basis of our product/service quality, pricing and reputation. We forbid offering or accepting bribes or other unlawful payments as a way to get new business or to retain existing business.

Bribes can take many forms, including:

•   Money

•   Gifts or gratuities

•   Kickbacks

•   Unwarranted rebates or excessive commissions

•   Unusual or disguised allowances, expenses, or political or charitable contributions

•   Offering jobs to customers, their family members or friends

•   Anything else of value

Win Right.

Bribery is prohibited not just for all Pentair employees, but also for third parties that conduct business on our behalf. In short, if we can’t do it, neither can they. Before retaining or working with an agent or third party, you must follow Pentair’s Third Party Management Program requirements if the Program has been established for your business unit. If the Program has not yet been implemented for your business unit, then always exercise your best judgment, ask questions and be alert to any and all red flags.

a. Dealing with Government Officials

Dealing with government officials requires special attention. Under no circumstances may Pentair employees offer gifts, meals or entertainment to any government officials without proper authorization, as outlined within our Anti-Bribery policy and related procedures.

For more information, see our Anti-Bribery policy and Procedures Governing Transactions with Officials and Other Third Parties.

Win Right.

B. FAIR COMPETITION

Pentair is committed to a fair global market. In all dealings with our competitors, customers and suppliers we must act honestly, impartially and in compliance with fair competition laws and regulations. Employees working in marketing, sales, purchasing, or acquisitions must be especially aware of the applicable laws and regulations in the countries where they do business. Violations of fair competition laws may carry significant penalties for our company and for the individuals involved.

Given the complexity of competition laws and regulations, you should contact Pentair’s Law department for guidance if you have questions about potential fair competition issues.

For more information, see our Antitrust policy.

Win Right.

C. INTERNATIONAL TRADE

Pentair is committed to compliance with all applicable international trade laws and regulations, including those governing the imports and exports of goods, software, technology, technical data and services across national borders, and compliance with economic sanctions.

a. Imports and Exports of Goods, Services and Data

International trade controls may apply to any import or export activity, including transmission of electronic data.

b. Trade Controls and Political and Economic Sanctions

Various government trade controls and sanctions restrict Pentair from directly or indirectly engaging in trade with certain countries, entities, vessels and persons. As a multinational corporation, we are required to comply with trade controls and sanctions. We must also screen transactions and business partners against all relevant watchlists and report all boycott requests to a manager or the International Trade Compliance team.

International laws related to trade sanctions and boycotts are complex and can be confusing. If you are unsure of what to do, Speak Up. Seek legal guidance from Pentair’s Law department when faced with an unclear trade sanction or boycott situation.

Win Right.

FINANCIAL INTEGRITY

Pentair is committed to having honest, accurate and timely financial records and dealings. The company prohibits any action that may obscure our financial activities from our stakeholders. All of us at Pentair must respect our responsibility to uphold all relevant financial accounting and reporting standards and regulations.

A. FRAUD

As Pentair employees, we are expected to be truthful and forthright in all interactions and communications. Engaging in fraud, which is the act of intentionally cheating, tricking, stealing, deceiving or lying, is dishonest and generally criminal. Intentional acts of fraud are subject to strict disciplinary action.

It’s important to understand what fraud entails so you can recognize and avoid it. Examples of fraudulent activity include:

•	Submitting false expense reports

•	Forging or altering checks

•	Misappropriating assets or misusing company property

•	Inflating sales numbers by shipping inventory known to be defective or non-conforming

•	Making an entry in company records that is deliberately not in accordance with proper accounting standards

B. FINANCIAL ACCOUNTING, RECORDKEEPING AND REPORTING

Pentair’s financial accounting, recordkeeping and reporting policies require all of us to demonstrate the highest standards of honesty and transparency. All of Pentair’s financial records must be:

•	Complete and accurate

•	Properly documented

•	Fair and objective

•	Shared only with proper authorization

If we learn that we have made a financial error that affects a customer or supplier, we must proactively disclose the error and correct our mistake.

Adherence to these standards protects us and our company from fines and other serious legal consequences.

C. BUYING AND SELLING STOCKS—INSIDER TRADING

We are committed to maintaining a fair market for buying and selling company stock. Pentair’s policy and relevant laws prohibit all of us from buying and selling Pentair stock or any other kind of public security based on inside information. It is also illegal and unethical to provide such information about Pentair to other individuals or companies so that they may gain. We are also prohibited from trading in stock or other securities of customers and suppliers based on inside information.

In the course of your work at Pentair, you may learn material non-public information about Pentair or other companies that could affect a decision whether or not to buy, sell or hold securities. If you trade securities while you have this material non-public information, it violates insider trading laws.

For more information, see our Insider Trading policy.

Win Right.

Q&A

Q: I've noticed that our payroll manager has added employees to the system, but I haven't seen them appear on the new hire list. I suspect that the payroll manager may have created false employee names and may be routing the employee paychecks to his personal account. What should I do?

A: When something does not look right, such as company records that don't appear accurate, you should **Speak Up**. Concerns regarding fraud should never go unreported.

Q: A colleague saw our boss out with her family at a new restaurant in town last Saturday night. The following Monday, my boss handed me a receipt from the very same restaurant for Saturday night and told me she was expensing the meal as a business dinner. This doesn't look right to me, but I'm afraid I'll get in trouble if I refuse to put the receipt on her expense report. What should I do?

A: You should immediately alert the company to your suspicion that your boss is seeking reimbursement for non-business expenses. We understand that it takes courage to report your superior, but it's important to **Speak Up**. Please know that Pentair's Non-Retaliation policy protects employees from retaliation of any kind.

Q: What is considered inside information?

A: Inside information is any information that is not publicly known that could influence a decision to buy or sell stock.

Q: I work in the maintenance department and overheard a conversation today in the lunchroom, where I learned that Pentair is just days away from closing on a major acquisition. Can I call my parents and tell them to buy Pentair stock?

A: Informing your parents of the acquisition prior to it becoming public knowledge is against Pentair policy and against the law. This action is considered insider trading. All inside information regarding our company that is not public knowledge must be kept confidential.

PROTECTING AND MANAGING

PROPERTY, INFORMATION AND RECORDS

Our physical assets and intellectual property are vital to Pentair’s business, and we have a duty to protect them.

We must manage company records responsibly and protect private records and proprietary information, whether they belong to our company, business partner, customer or employee.

A. PHYSICAL ASSETS AND COMMUNICATION SYSTEMS

Each of us is responsible to help ensure that Pentair’s physical property, including our buildings, vehicles, equipment, information systems and supplies, is not damaged or misused.

Pentair’s communication systems, including those for e-mail and our company-provided Internet, are the property of Pentair and must be used appropriately and legally. We should not access, download, store or distribute any material that is illegal, offensive or could reflect negatively on Pentair’s image and reputation. Each of us must also exercise discretion and use care when drafting and responding to e-mails to ensure that our communications are professional and appropriate.

All communications, data and information sent or received using company property while you are employed at Pentair are company property and are not private communications. Pentair owns and/or controls access to all communications equipment, including computers, software, e-mail, voice mail, conferencing equipment and office supplies. Pentair reserves the right to monitor all communications, including Internet usage, and employees should not consider such communications to be personal or private.

B. PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY

Pentair’s business, technical and financial information is very valuable and must be protected. As Pentair employees, we must maintain the confidentiality of our intellectual property and confidential information. We all have a responsibility to protect the intellectual property or confidential information of customers, vendors or others who provide such information to us under nondisclosure or similar agreements and a responsibility to use the information only for the purposes for which we have agreed.

Win Right.

Any technical innovations, discoveries, system designs, or technical enhancements conceived or authored by an employee of Pentair are the sole property of, and must be disclosed to, the company. You may not disclose such intellectual property or other Pentair confidential information to others even after you leave the employment of Pentair.

D. DATA PRIVACY

We are expected to respect the privacy and protect the data of our customers, suppliers and employees. We will collect, process, store and transmit such data lawfully, for proper business purposes only, and maintain appropriate safeguards to prevent unauthorized use or disclosure of the data.

C. RECORDS MANAGEMENT

Our records are valuable assets that contain information about Pentair’s businesses, initiatives, operations and history. Pentair employees must maintain accurate and complete records (in hard copy or electronic media). We also must comply with recordkeeping requirements, discard records no longer needed for legal or operational reasons in accordance with the company’s records schedules, and suspend the destruction of records as instructed by the Law or Tax department because of litigation, government investigation or audit.

Win Right.

COMMUNICATIONS WITH

MEDIA, INVESTORS AND THE PUBLIC

Pentair values its relationships with the news media, investors and other key stakeholders. It is the company’s policy to communicate openly and actively with the news media and investment community. We recognize Pentair’s responsibilities as a public company to provide complete, timely, accurate and objective information about its financial and operational performance, as well as its strategy and prospects.

A. COMMUNICATIONS WITH THE MEDIA

All employees should refer inquiries from the media or other noninvestment community sources to Pentair’s Corporate Communications team. In addition, the Corporate Communications team needs to review and approve public relations and other content-driven releases originating from Pentair’s headquarters or business operations.

B. COMMUNICATIONS WITH THE INVESTMENT COMMUNITY

The Investor Relations department is responsible for the dissemination of information and interactions with financial analysts and institutions. This includes relevant information about the company’s financial performance, as reported in quarterly sales and earnings news releases, regulatory filings and other public disclosures.

All investor-related inquiries from financial analysts, institutional and individual shareholders and others should be directed to Investor Relations for initial review and follow-up.

C. SOCIAL MEDIA AND COMMUNICATIONS WITH THE PUBLIC

With its rapid adoption and growing relevance to business activity, social media is emerging as an important communications tool both within and outside the company. Social media tools include:

•	Social networking sites such as Facebook, LinkedIn and Myspace

•	Micro-blogging sites such as Twitter

•	Weblogs, including corporate and personal blogs

•	Instant messaging

•	Podcasting

While these tools create new opportunities for communication and collaboration, they involve certain responsibilities for Pentair employees. Pentair employees participating in social media for business purposes must be authorized to represent the company and ensure that any content shared publicly complies with this Code of Business Conduct and Ethics and relevant company confidentiality and disclosure policies, as well as laws governing copyright and fair use of copyrighted material owned by others. Authorization must be granted by Corporate Communications or global business unit marketing department.

If you see a comment or posting of concern, Speak Up. You are encouraged to bring your concern to the attention of Pentair’s Corporate Communications office or the Law department.

Win Right.

Q&A

Q: I was approached by a reporter who heard me talk at a local conference on outsourcing certain product lines to other countries. Would it be wrong for me to share my disagreement with the company's position on outsourcing with the reporter?

A: While your response to the reporter may be your own opinion, you need to be sure that all media inquiries are referred to a company-designated media relations representative. You should not respond to the reporter on behalf of Pentair.

CONCLUSION

IMPORTANCE OF ETHICS AT PENTAIR

Pentair is committed to fostering an ethical corporate culture, and we expect all employees to join this commitment. Our customers, shareholders, colleagues, business partners and communities expect honest and ethical conduct from each of us, every day.

This Code of Business Conduct and Ethics is a means of reaffirming the Win Right philosophy we all share as Pentair employees. We have a responsibility to incorporate these values in our business activities. They must be at the core of everything that we do at Pentair.

AT PENTAIR,

WE WIN RIGHT THROUGH:

• Performance Excellence

• Accountability

• Respect and Teamwork

• Absolute Integrity

Win Right.

Pentair Ethics HelpLine NUMBERS

To report a concern over the phone, use the toll-free number that has been designated for your country below. Call specialists are available 24 hours a day, 365 days a year. Please note, all numbers are subject to change. Correct numbers can always be found at www.pentairethics.com.

Within the United States	1-877-241-9958

Argentina	0800-666-1031

Australia	1800-987-636

Belgium	0800-71-720

Brazil	0800-891-5884

Canada	1-877-332-6776

Chile	From a Telmex/AT&T phone, Dial 800-225-288 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-459-0124. From a Telefonica phone, Dial 800-800-288 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-459-0124. From an ENTEL phone, Dial 800-360-311 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-459-0124.

China	4008822747

Czech Republic	Dial 00-800-222-55288 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-896-0623.

Denmark	8088-4379

Finland	0800-9-15443

France	0800-909-260

Germany	0800-182-4524

Hong Kong	800-903-282

Hungary	06-800-13508

India	000-800-100-3273

Indonesia	001-803-015-0053

Ireland	1-800-550740

Italy	800-787-115
OFFICE OF BUSINESS CONDUCT AND ETHICS
Phone	+1-763-656-5500

E-mail	ethics@pentair.com

Address	Pentair 5500 Wayzata Blvd., Ste. 800 Minneapolis, MN 55416-1261

Ethics Helpline	www.PentairEthics.com

Japan	0053-113-0898

Kazakhstan	8-800-333-3512

Malaysia	1-800-812-067

Mexico	18000831038

Netherlands	0800-023-1198

New Zealand	00800-452598

Norway	800-1-5421

Poland	00-800-111-3997

Romania	0-800-895-995

Russia	Dial 8 and pause, then dial 10-800-110-1011 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-896-1985. From inside Moscow and St. Petersburg, Dial 363-2400 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-896-1985. From outside Moscow, Dial 8 and pause, then dial 495-363-2400 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-896-1985. From outside St. Petersburg, Dial 8 and pause, then dial 812-363-2400 (access code). Wait for the dial tone/prompt. Dial the toll-free number 877-896-1985.

Singapore	800-1301-147

South Africa	0800-983-583

South Korea	0030-813-1350

Spain	900-977-663

Sweden	020-793-185

Switzerland	0800-562-684

Taiwan	0080-114-8528

Thailand	00-1800-132-040-052

United Arab Emirates	Dial 8000-021 (access code). Wait for dial tone. Dial toll-free number, 877-896-2983

United Kingdom (England, Scotland, Wales, Northern Ireland)	0800-032-5546

Win Right.